                         SIMPSON THACHER & BARTLETT LLP

                              425 LEXINGTON AVENUE
                            NEW YORK, N.Y. 10017-3954
                                 (212) 455-2000

                            FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER                                                E-MAIL ADDRESS

                                                September 26, 2005

                 Re:     Celanese Corporation - Amendment No. 1 to the
                         Registration Statement on Form S-1, File No. 333-127902
                         -------------------------------------------------------

Securities and Exchange Commission
Mail Stop 7010
450 Fifth Street, N.W.
Washington, DC 20549
Attn.: Lesli Sheppard

Dear Ms. Sheppard:

                  On behalf of Celanese Corporation (the "Registrant") we hereby submit for your review and comment (1) three courtesy copies of Amendment No. 1 to the above-referenced Registration Statement (the "Registration Statement"),

as filed by the Registrant with the Securities and Exchange Commission on

September 26, 2005, marked to show changes from the Registration Statement, as filed by the Registrant with the Securities and Exchange Commission on August

26, 2005, and (2) three copies of the letter, as filed by the Registrant with the Securities and Exchange Commission on September 26, 2005, providing responses to the comment letter of the staff of the Securities and Exchange

Commission, dated September 16, 2005, relating to the initial filing of the

Registration Statement. We are

Securities and Exchange Commission   -2-                      September 26, 2005

also sending courtesy copies of Amendment No. 1 and the response letter to Chris

 Edwards under separate cover.

                  If we can be of any further assistance, please do not hesitate to contact Ed Tolley (212-455-3189) or Igor Fert (212-455-2255).

                                        Sincerely,

                                        /s/ Simpson Thacher & Bartlett LLP

                                        Simpson Thacher & Bartlett LLP

Enclosures

cc:      Chris Edwards